[Newspaper Ad]

                          TO ALL CONRAIL CONSTITUENCIES:

                              Protect your interests.
                            Support Norfolk Southern's
                              superior $115 per share
                                  all cash offer.

Join those who are demanding that the Conrail Board secure the superior benefits of the Norfolk Southern offer for all constituencies.

Greater value for Shareholders

Norfolk Southern's $115 all-cash, all-shares offer with prompt payment through use of a voting trust - is worth 18%1 more than CSX's current deal. And it does not subject you to the substantial equity risk presented by receiving part of your payment in CSX stock, which has already declined 16%(1) since the CSX offer for Conrail was announced.

Better for Conrail employees

A merger between CSX and Conrail would eliminate competitive rail service in 64 cities, and Conrail's Hollidaysburg and Altoona shops are within 70 miles of CSX's facilities at Cumberland, Maryland.
Redundancies like these could add up to lost jobs. A Norfolk
Southern/Conrail system would have substantially less overlap.

        In addition, CSX was recently named again as having one of the nation's 50 largest underfunded pensions.(2) With a Norfolk
Southern/Conrail combination, Conrail employees would become part of one of the most financially sound and safest major railroads in America.

A more competitive environment for shippers

A CSX/Conrail combination would eliminate competitive service in major markets, such as Philadelphia, Baltimore, Youngstown and Pittsburgh. A Norfolk Southern/Conrail combination will provide balanced competition by creating a strong rail alternative to compete with CSX.

A stronger commitment to the economies of Philadelphia and Pennsylvania

Norfolk Southern is committed to maintaining a major operating presence in Philadelphia and has announced plans for a multimodal rail-highway facility at the Philadelphia Navy Base. We are committed to continuing to operate Conrail's Hollidaysburg Car Shop and its Juaniata Locomo-tive Shop in Altoona, and will seek to promote employment at both locations. What has CSX promised?

Protect your interests. Shareholders should vote now AGAINST Conrail's proposals. Others should make their voices heard.

[Graphic: checkmark in box above the words "VOTE AGAINST"]

Conrail Shareholders
Protect the value of your shares. Vote now on Norfolk Southern's GOLD proxy card AGAINST Conrail's proposals to "opt out" of Pennsylvania's Fair Value Statute and to adjourn the special meeting scheduled for January 17. Be sure Norfolk Southern receives your proxy before January 17.

Conrail ESOP Participants
Your vote is especially important since each vote represents several votes. Use your GREEN instruction card to confidentially instruct your Trustee to vote AGAINST Conrail's proposals. Be sure the trustee receives your instruction card by January 15.

[Norfolk Southern Logo]

Important: If you have any questions, please call our solicitor, Georgeson & Company Inc. toll free at 800-223-2064. Banks and brokers call 212-440-9800.

(1) Based on the closing price of CSX common stock on January 6, 1997. (2) Pension Benefit Guaranty Corporation:
News Release 97-09, 12/12/96.

January 8, 1997